EXHIBIT 3.2

The Bylaws are amended to delete in its entirety the last paragraph to Section 2.2 thereto, and insert the following language in lieu thereof:

“Any director who is elected to the Board of Directors shall be elected for a term of office to expire at the first succeeding annual meeting of stockholders of the corporation after his or her election and shall hold office until his or her successor shall have been duly elected and qualified. If authorized by a resolution of the Board of Directors, directors may be elected to fill any vacancy on the Board regardless of how such vacancy shall have been created. Directors need not be stockholders of the corporation.”